UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)

BUSINESS DEVELOPMENT SOLUTIONS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.00001
(Title of Class of Securities)

12325D 10 4
(CUSIP Number)

Shu Keung Chui
c/o Suzhou EZTripMart Business Services Co., Ltd.
20/F, 200 Taicang Rd.
Shanghai, 200020
People's Republic of China
(+86) 21-6328-4904
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2009
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

(Continued on following pages)

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Shu Keung Chui

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
NA

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong, Special Administrative Region

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,447,802

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
13,447,802

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,447,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
83.47%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1.         Security and Issuer.

The name of the issuer is Business Development Solutions, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 20/F, 200 Taicang Rd., Shanghai, 200020, People's Republic of China. This statement relates to the Company's common stock, $0.00001 par value per share (the "Common Stock").

Item 2.         Identity and Background.

(a)-(f). This Schedule 13D/A is being filed by Mr. Shu Keung Chui, a citizen of the Hong Kong, Special Administrative Region (the "Reporting Person"). The principal address of the Reporting Person is 20/F, 200 Taicang Rd., Shanghai, 200020, People's Republic of China. The Reporting Person is Chairman, Chief Executive Officer and President of the Company.

During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration.

Prior to March 30, 2009, the Reporting Person was deemed to beneficially hold an aggregate of 1,500,000 shares of the Company's Common Stock, adjusted for a one-for-five reverse stock split of the Company's Common Stock, effected on January 10, 2006.

On March 30, 2009, the Company completed a reverse acquisition transaction, pursuant to a share exchange agreement between the Company, TripMart Holding Limited, a British Virgin Islands company ("TripMart"), and the owners of all issued and outstanding capital stock of TripMart, including the Reporting Person, who held an 84.14% interest in TripMart prior to the reverse acquisition. Pursuant to the reverse acquisition, the Company acquired 100% of the outstanding capital stock of TripMart in exchange for 14,200,000 shares of the Company's Common Stock. In connection with this transaction, the Reporting Person acquired 11,947,802 shares of the Company's Common Stock in exchange for his 84.14% interest in TripMart. The foregoing description of the share exchange agreement does not purport to be complete and is qualified in its entirety by reference to the full text of that agreement, which is filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on March 30, 2009.

Following the reverse acquisition on March 30, 2009, the Reporting Person directly holds 13,447,802 shares, or 83.47%, of the Company's outstanding Common Stock. The Reporting Person used his personal funds to acquire the shares directly owned by him.

Item 4.         Purpose of Transaction.

The Reporting Person acquired the Common Stock pursuant to the share exchange agreement as described in Item 3 above. The Reporting Person holds the securities directly solely for investment purposes. The Reporting Person has no intention other than to hold the shares for investment and/or sell the shares, as permitted by law.

Except as set forth in this Schedule 13D/A, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5.         Interest in Securities of the Issuer.

(a)         As of the date of this statement, the Reporting Person is the beneficial owner of 13,447,802 shares of the Company's Common Stock, representing 83.47% of the outstanding shares. The Reporting Person does not own any other securities of the Company.

(b)         The Reporting Person has the sole power to vote and dispose of 13,447,802 shares.

(c)         Other than his acquisition of shares of the Company's Common Stock on March 30, 2009 as explained in Item 3 above, the Reporting Person did not effect any transactions in the Company's securities within the past 60 days.

(d)         Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons' securities.

(e)         Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein and in the Current Report on Form 8-K filed by the Company on March 30, 2009, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.         Material to be Filed as Exhibits.

Exhibit No.	Description
1.

Share Exchange Agreement, dated March 30, 2009, among the Company, TripMart and the shareholders of TripMart signatory thereto [incorporated by reference to Exhibit 2.1 to the Company's current report on Form 8-K filed March 30, 2009].

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2009

/s/ Shu Keung Chui
     Shu Keung Chui